Filed Pursuant to Rule 433

Registration Statement (No. 333-268084)

March 11, 2024

NiSource Inc.

$650,000,000 5.350% Notes due 2034

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated March 11, 2024)

Issuer:	NiSource Inc.

Security:	5.350% Notes due 2034 (the “Notes”)

Ratings (Moody’s; S&P; Fitch)*:	Baa2 (stable)/BBB+ (stable)/BBB (stable)

Size:	$650,000,000

Public Offering Price:	99.781% of the principal amount

Maturity Date:	April 1, 2034

Benchmark Treasury:	4.000% due February 15, 2034

Benchmark Treasury Price/Yield:	99-06+ / 4.098%

Spread to Benchmark Treasury:	T+128 basis points

Yield to Maturity:	5.378%

Optional Redemption Terms:

Make-whole call at any time prior to January 1, 2034 (the “Par Call Date”) at a redemption price equal to the greater of: (1)(a) 20 basis points spread over the applicable Treasury Benchmark (calculated to the Par Call Date) less (b) interest accrued to the date of redemption and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Callable on or after the Par Call Date at par plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Coupon:	5.350%

Interest Payment Dates:	April 1 and October 1 of each year, beginning October 1, 2024

Initial Interest Accrual Date:	March 14, 2024

Format:	SEC Registered

Transaction Date:	March 11, 2024

Expected Settlement Date**:	March 14, 2024 (T+3)

CUSIP/ISIN:	65473P AQ8 / US65473PAQ81

Joint Book-Running Managers:	J.P. Morgan Securities LLC Mizuho Securities USA LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Academy Securities, Inc. Siebert Williams Shank & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect to deliver the Notes against payment for the Notes on or about March 14, 2024, which will be the third business day following the date of the pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC, collect at (212) 834-4533, Mizuho Securities USA LLC, toll-free at (866) 271-7403, PNC Capital Markets LLC, toll-free at (855) 881-0697 or U.S. Bancorp Investments, Inc., toll-free at (877) 558-2607.